Exhibit 99.3 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 20 August 2019 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 19 August 2019. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Rada Rodriguez (Sweden). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895

Commonwealth Bank of Australia ACN 123 123 124 GPO Box 2719 Telephone (02) 9118 7110 Sydney NSW 1155 Facsimile (02) 9118 7192 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House, Harcourt Centre Harcourt Street Dublin 2, Ireland 19th August 2019 Dear Sir/Madam, Re: Disclosure of Holding below 7% Threshold Commonwealth Bank of Australia (“CBA”) on behalf of its subsidiaries: ASB Group Investments Limited, Avanteos Investments Limited, Colonial First State Investments Limited and Commonwealth Bank Officers Superannuation Corporation Pty Limited have a requirement to make asubsequent disclosure under Section 1048/1050 of the Companies Act 2014. These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 6.980% ordinary share capital, as at 13th August 2019. This is based upon a total of 30,871,757 shares held and a total of 442,270,334 voting rights on issue. A previous announcement of 7.028% interest in relevant share capital was disclosed on the 25th February 2019 for value date 21st February 2019.

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The holdings dissection between entities within CBA before notification obligation on 12th August 2019:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	855,992	0.194%
Colonial First State Investments Limited	Citibank N A Hong Kong	11,922,075	2.696%
Colonial First State Investments Limited	Northern Trust Company	3,268,530	0.739%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	13,605,318	3.076%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	111,490	0.025%
Colonial First State Investments Limited	Goldman Sachs (NY)	14,151	0.003%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	53,459	0.012%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citibank N A Hong Kong	905,100	0.205%
ASB Group Investments Limited	Citibank N A Hong Kong	600,132	0.136%
	Total	**31,336,247**	**7.085%**

The holdings dissection between entities within CBA after notification obligation on 13th August 2019:

Entity	Registered Holder	Holdings of CDIs	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	855,652	0.193%
Colonial First State Investments Limited	Citibank N A Hong Kong	11,457,925	2.591%
Colonial First State Investments Limited	Northern Trust Company	3,268,530	0.739%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	13,605,318	3.076%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	111,490	0.025%
Colonial First State Investments Limited	Goldman Sachs (NY)	14,151	0.003%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	53,459	0.012%
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citibank N A Hong Kong	905,100	0.205%
ASB Group Investments Limited	Citibank N A Hong Kong	600,132	0.136%
	Total	**30,871,757**	**6.980%**

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Transactions giving rise to notification:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Purchase	18	398.16
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	313	6,926.69
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	21	464.73
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	24	531.60
Tuesday, 13 August 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	367,468	8,179,249.73
Tuesday, 13 August 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	13,112	291,368.31
Tuesday, 13 August 2019	Citibank N A Hong Kong	Chess Depository Receipts	Sale	94,453	2,104,818.99
Tuesday, 13 August 2019	Citibank N A Hong Kong	Chess Depository Receipts	Purchase	10,883	242,096.69
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	230	5,096.80
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Purchase	230	5,096.80
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Sale	311	6,891.76
Tuesday, 13 August 2019	Avanteos Investments Limited	Chess Depository Receipts	Purchase	311	6,891.76

Thank you for your attention in this matter.

Yours faithfully,

Renato Stupar
Executive Manager, Regulatory Reporting
Commonwealth Bank of Australia